SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
October 19, 2005
PROTHERICS PLC
(Translation of Registrant’s Name Into English)
The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England
(Address of Principal Executive Offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
     Form 20-F ☒      Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐      No ☒
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82-___.
     The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC
Date: October 19, 2005	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

PROTHERICS PLC
NOTIFICATION OF MAJOR INTERESTS IN SHARES
18 October 2005: Protherics PLC (“Protherics” or the “Company”), the biopharmaceutical company focused on critical care and oncology, received notification on 17 October 2005 on behalf of Perpetual Income & Growth Investment Trust plc (“Perpetual”) that, following the purchase of 760,000 Ordinary Shares of 2p each in the Company (“Ordinary Shares”) on 14 October 2005, Perpetual is the beneficial owner of 10,115,137 Ordinary Shares, representing 4.13% of the issued share capital of Protherics. The shares which are the subject of this notification are registered in the name of Vidacos Nominees Limited.
ENDS
Enquiries:

Protherics PLC
Barry Riley	01928 518000

Code Securities Limited
Philip Walker	020 7776 1203